BLACKBURN & STOLL, LC
                                Attorneys at Law
                          257 East 200 South, Suite 800
                           Salt Lake City, Utah 84111
                            Telephone (801) 521-7900
                               Fax (801) 521-7965

                                                                Eric L. Robinson
                                                           Direct (801) 578-3553


                                 October 6, 2004


Ms. Karen J. Garnett
Assistant Director
Division of Corporate Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

      Re:    Faraday Financial, Inc.
             Preliminary Proxy Materials on Schedule 14A
             Filed on September 23, 2004
             File No. 0-22236

Dear Ms. Garnett:

         This letter is submitted on behalf of Faraday Financial, Inc. (the "Company") in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission ("SEC") with respect to the Company's Preliminary Proxy Materials on Schedule 14A that were filed on September 23, 2004 (the "Proxy Statement"). We appreciate the careful review and the useful comments provided by the staff.

         The following sets forth the SEC staff's comment as reflected in the staff's letter dated October 1, 2004, and the corresponding response of the Company to that comment. Factual information was provided to us by the Company without independent verification by us. This letter was submitted to management of both the Company and VIB (defined below) to verify factual accuracy prior to its submission.

         We note that in connection with the merger with Video Internet Broadcasting corporation, you intend to issue 3,226,731 of common stock. Please advise us whether these shares were registered. If the shares were not registered, please advise us what exemption or exemptions from registration you intend to rely upon.

         Overview of the Reorganization. On or about August 2, 2004, the Company, Video Internet Broadcasting Corporation ("VIB") and Homenet Utah, Inc. ("Homenet"), a wholly owned subsidiary of the Company, entered into a Merger Agreement whereby Homenet would be merged into VIB (the "Merger") with VIB to be the surviving corporation. The separate existence of Homenet would cease if the Merger became effective. Consummation of the Merger was subject to a number of contingencies. On August 23, 2004, the shareholders of VIB approved the Merger and on September 8, 2004, the Merger was consummated. In addition, on September 8, 2004, VIB's name was changed to "HomeNet Communications, Inc."

         As part of the Merger each share of VIB capital stock that was issued and outstanding immediately prior to the closing was converted into 1.0903 shares of the Company's common stock and all previously outstanding shares of VIB capital stock are no longer outstanding and were automatically canceled and ceased to exist. All other securities convertible into or exercisable for shares of VIB capital stock, including but not limited to stock options, convertible debt and warrants issued by VIB prior to the effective date of the Merger, became, without further action, convertible into or exercisable for the number of shares of Company common stock determined by using the 1.0903 conversion factor.

Ms. Garnett
October 6, 2004
Page 2


         Compliance with Regulation D. The issuance of Company securities to the former VIB security holders was not registered. Rather, the Company and VIB sought to rely on the exemptions from registration found in Section 4(2) of the Securities Act of 1933 and Rule 506 as promulgated thereunder. Please note the following in connection of your review of this exemption.

         o It was determined that all but two of the VIB security holders immediately prior to the Merger were accredited investors, as defined in Rule 501. The two investors who were not accredited consisted of a founder of VIB and the mother of another founder. It was further determined that both of these non-accredited investors (either alone or with their purchaser representative) had such knowledge and experience in financial and business matters that they were capable of evaluating the merits and risks of the proposed merger.

         o The former VIB security holders were provided with a proxy statement/disclosure document that included audited financial statements for both companies, pro forma financial information and the other information that is required by Rule 502(b).

         o From the time the proxy materials were mailed through the meeting date, the former VIB security holders were given the opportunity to ask questions and receive answers concerning the terms and conditions of the Merger and to obtain any additional information that was reasonably requested in accordance with Rule 502(b). No additional information was requested by the former VIB security holders.

         o Information was provided to each former VIB security holder regarding the terms of the proposed transactions with respect to each outstanding security of VIB, including the proposed Agreement and Plan of Merger and a detailed proxy statement/disclosure document.

         o With the exception of former VIB security holders and their professional advisors, no communications were directed to others in connection with the Merger so as to comply with the general solicitation prohibitions of Rule 502(c).

         o All of the securities received by former VIB security holders in the Merger are restricted securities and, when issued, will be so legended in accordance with Rule 502(d). In addition, the restricted nature of the securities was disclosed to former VIB security holders in the proxy statement/disclosure documents that were sent prior to the VIB shareholder meeting and stop-transfer instructions have been given to the Company's transfer agent with respect to these shares.

         o Written investment letters were requested from each former VIB security holder whereby such security holders would represent that they were acquiring the Company securities for their own account and wherein other customary representations would be made.

         o A Form D was initially filed with the SEC on August 23, 2004 which Form D was subsequently amended by a filing on August 29, 2004.

         o Neither the issuer nor its predecessors or affiliates have been subject to any of the disqualifying events set forth in Rule 507.

Ms. Garnett
October 6, 2004
Page 3

         Please contact the undersigned at (801) 578-3553 with any questions or comments regarding this letter. Thank you for your assistance in this matter.

                                                     Very truly yours,

                                                     BLACKBURN & STOLL, LC

                                                     /s/ Eric L. Robinson
                                                     -------------------------
                                                     Eric L. Robinson

cc: Mr. Frank Gillen